August 12, 2008
Via EDGAR and facsimile
Ms. Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Re: Reply to SEC comment letter dated July 17, 2008
                 DPAC Technologies Corp.
•	Form 10-KSB for the year ended December 31, 2007
•	Form 10-Q for the quarter ended March 31, 2008
•	File No. 000-14843
Dear Ms. Tillan:
Per your review of the above listed filings of DPAC Technologies Corp. (“DPAC”), we have provided explanations, supplementary information and indicated future adoption of your recommendations on the items detailed in your letter. We have approached our responses by listing the item number and full comment and then have included DPAC’s detailed explanation immediately following the item. Further, we are enclosing draft amendments to the reports mentioned above, marked to show changes from the original filings, for your convenience to illustrate where the company intends to amend such filings, as further detailed in the company’s responses below.
We appreciate the opportunity to have received your assistance with the applicable disclosure requirements in order to enhance the overall disclosure in the DPAC filings. Please feel free to call me at the telephone number listed at the end of this letter, or contact me in any way, to address additional questions or comments.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Item 8A. Controls and Procedures, page 30
1.	It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Company response:
The company expects to complete its evaluation of internal control over financial reporting as of December 31, 2007 and to amend the above-mentioned report on Form 10-KSB to include management’s report over internal control of financial reporting as required not later than August 29, 2008.
2.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.
Company response:
The company’s position is that, notwithstanding that the company had not as of the time of the above-mentioned report, completed the COSO framework with respect to internal control over financial reporting, management had not in light of the progress as of that time uncovered any material weaknesses that would impact the effectiveness of the company’s disclosure controls, and that no revisions to the disclosure with respect to disclosure controls would be called for.
Financial Statements, page F-1
Note 1- Summary of Significant Accounting Policies, page F-7
Financing Costs, page F-8
3.	Please tell us and disclose in future filings whether you amortize debt issuance costs using the effective interest method.
Company response:
We do amortize debt issuance costs using the effective interest method and will provide such disclosure in future filings.
Goodwill and Intangible Assets, page F-8
4.	We note that the company “operates in a single business segment as a single business unit and periodically reviews the recoverability of the carrying value of goodwill and other intangibles using the methodology prescribed in SFAS no. 142.” Please tell us how you considered paragraphs 17 and 26 of SFAS 142 in determining to only test goodwill and indefinite lived intangibles assets for impairment “periodically”. We note that paragraphs 17 and 26 require a company to test indefinite lived intangible assets and reporting unit goodwill for impairment on an annual basis at the same time every year and between annual tests in certain circumstances.

Company response:
To clarify our position in regard to testing of goodwill and indefinite lived intangible assets, our accounting policy is in fact to test for impairment on an annual basis at the end of the fourth quarter, and to test more frequently if events or changes in circumstances indicate that the asset might be impaired. We will provide further clarification of this policy in future filings.
5.	Further we note that the “recoverability of goodwill is determined by comparing the fair value of the entire Company to the accounting value of the underlying net assets. If the fair value of the Company is determined to be less than the fair value of the net assets, goodwill is deemed impaired and an impairment loss is recognized to the extent that the carrying value of goodwill and other intangibles exceed the difference between the fair value of the Company and the fair value of all other assets and liabilities.” Please tell us how you considered paragraph 18 of SFAS 142 which requires a two-step impairment test to identify potential goodwill impairment and requires the measure of any goodwill impairment loss to be based on its implied fair value.
Company response:
We agree that SFAS 142 requires a two-step approach to testing goodwill for impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill, while step 2 is used to measure the amount of a goodwill impairment loss, if any exists. According to SFAS paragraph 18 “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.”
The Company operates as a single business segment and as such the recoverability of the carrying value of goodwill has been determined by comparing the fair value of the entire Company to the carrying value of its net assets on the evaluation date. As the total Company’s fair value exceeded the carrying value of net assets, it passed the first step of the impairment test. As such, the second step was not required to be performed. Management determined the Company’s fair value to be in excess of its carrying value of net assets including goodwill using an average of its estimated discounted future cash flows and a market based approach utilizing both a sales and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) method taking into consideration valuation multiples of other guideline market participants.

The Company’s disclosure related to Step 1 inadvertently disclosed that it compared the fair value of the total Company to the fair value of the net assets, which is required for Step 2 only if the fair value of the Company is less than the carrying value in Step 1, instead of comparing it to the carrying value of net assets. We will modify our disclosure accordingly in future filings.
If step two of the goodwill impairment test would have been required, the Company would have measured the amount of impairment loss by comparing the implied fair value of Company’s goodwill with the carrying amount of that goodwill. The guidance in SFAS 142 paragraph 21 notes that if the carrying amount of Company exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.
Revenue Recognition, page F-9
6.	We note from your disclosure in Critical Accounting Policies on page 12 that you defer recognition of revenue “in all instances when the earnings process is incomplete, such as sales to certain customers that may have certain rights of return and price protection provisions. Estimated reserves are established by the company for potential future returns and price protection adjustments based on an analysis of authorized returns compared to received returns, current on hand inventory at certain customers, and sales to certain customers for the current period.” Please respond to the following:
•	Please revise your revenue recognition policy in future filings to include a discussion of the significant reasons for the deferral of revenue. Discuss whether you can estimate returns and price protection credits. Include a discussion of when you recognize amounts of revenue that were deferred.
•	Please tell us why you record reserves for return and price protections rights if you defer the revenue related to these sales.
Company response:
We will revise our revenue recognition policy in future filing to include a discussion of the significant reasons for the deferral of revenue, including a discussion of when deferred amounts are subsequently recognized. We will additionally discuss whether we can estimate returns and price protection credits, as applicable.
To clarify, we do not record reserves for return and price protection rights in instances where revenue has been deferred. The Company does offer price protection to certain distributors for their inventory on hand should the Company effect a price reduction. This has not been the case during the prior two years, and is not anticipated in the near term.

7.	Further, please tell us and revise future filings to describe the nature of any significant terms of your arrangements with customers, such as post delivery obligations, return rights, customer acceptance, discounts and price protection. Please also discuss whether returns or price adjustments are capped to a certain percentage of the sales price or margins and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product. If you provide customers with a product warranty, please disclosure how you account for that obligation and, if material, provide the disclosures required by FIN 45 in future filings.
Company response:
The majority of our revenue is generated from the sale and shipment of manufactured products shipped to end users. As purchase orders are received and approved by the Company, products are shipped based on the terms of the order, and revenue is recognized at time of delivery when title and risk of loss are transferred to the customer and no provisions for right of return exists. In those instances where right of return provisions exists, namely for certain distributors, revenue recognition is deferred until we have received confirmation from the distributor that the products have shipped from their location and completed the sales cycle. This historically has been for initial stocking orders for newly acquired distributors which have had right of return provisions on these initial orders. Beyond initial stocking orders, some distributors have annual stock rotation or return provisions which are typically limited to 5% of the previous twelve months of shipments. In these situations, we reserve the appropriate percentage against shipments throughout the period as deferred revenue. We do not typically have any post delivery obligations other than warranty.
We do provide a warranty for a period of up to five years for most of the products we sell. If units should fail within the warranty period, we will accept preauthorized returned units for repair or replacement, as deemed appropriate. We maintain a warranty reserve, which is reviewed periodically based on historical return rates, for this potential expense. Warranty expense historically has not been material.
Exhibits 31.1 and 31.2
8.	We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B with respect to your December 31, 2007 Form 10-K and Item 601(b)(31) of Regulation S-K with respect to your March 31, 2008 Form 10-Q. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, respectively.

Company response:
The company intends to amend each of the reports mentioned above in accordance with the above comment, as indicated in the draft amendments to the above mentioned reports enclosed herewith.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Financial Statements, page 3
Note 1. Summary of Significant Accounting Policies, page 6
9.	We note that you adopted SFAS 157 on January 1, 2008. In your next Form 10-Q, please disclose the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period, consistent with paragraph 32(e) and 39 of SFAS 157.
Company response:
We will disclose in our next Form 10-Q the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period, consistent with paragraph 32(e) and 39 of SFAS 157.
Note 3. Debt, page 8
10.	You disclose that “[o]n January 31, 2008, the Company entered into a Senior Subordinated Note and Warrant Purchase Agreement (“Agreement”) with Canal Mezzanine Partners, L.P. (“Canal”), for $1,200,000. ...The Agreement also provides for a formula driven success fee based on a multiple of the trailing twelve months EBITDA to be paid at maturity and for issuance of warrants entitling Canal to purchase 3% of the Company’s fully diluted shares at time of exercise at a nominal purchase price.” Please tell us and disclose in future filings how you are accounting for the success fee.
Company response:
We provide all the following information supplementally and will disclose in future filings. The Agreement provides for a formula driven success fee equal to 7.0 times the trailing twelve months EBITDA minus indebtedness plus cash, times 5.5%, to be paid at maturity or a triggering event. The success fee is being accounted for in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” as a separate contingent component of the note and will be revalued at each reporting period. The success fee is calculated at the end of each reporting period based on the trailing twelve months EBITDA, with the resultant amount multiplied times the percentage of the loan period remaining at each measurement date. As such, the liability is trued up at each reporting period based on the time elapsed, with the remaining unamortized portion of the success fee accreted monthly as additional interest expense over the remaining term of the loan.

11.	Further, please tell us and disclose in future filings how you determined the fair value of the warrants, including the method and significant assumptions.
Company response:
We provide the following information supplementally and will disclose in future filings. The Company determined the fair value of the warrant by using the Black-Scholes pricing model. Major assumptions included calculating the equivalent number of common shares equal to 3% of fully diluted shares, including a potential 50 million common shares for the conversion of the outstanding Series A preferred stock, which equated to a potential of approximately 4.9 million warrant shares, and using the closing stock price on the date of the transaction of $0.014 per share.
12.	With respect to the preferred shares issued in January 2008, please tell us and provide the disclosure required by SFAS 129 in future filings. As part of your response, please tell us how you considered the terms of the preferred stock in determining how the stock is valued and accounted for under U.S. GAAP.
Company response:
We provide all the following information supplementally and will in future filings provide the disclosure required by SFAS 129. At March 31, 2008 the Company had outstanding 21,250 shares of convertible, voting, cumulative, 9% Series A preferred stock. Dividends accrue and are payable quarterly in arrears at the annual rate of 9% of the Original Issue Price of $100 per share, either in cash or common stock, at the decision of the Company. If the Company is not listed for trading on the American Stock Exchange, a NASDAQ Stock Market or the New York Stock Exchange on December 31, 2009, effective beginning January 1, 2010 dividends shall accrue and be paid quarterly in arrears at the annual rate of 15%. For purposes of valuing the common stock payable to holders of Series A Preferred in lieu of cash with respect to such quarterly dividends, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 10 day period ending the day prior the dividend payment date. To date, the Company has elected to pay such dividends in common stock. At March 31, 2008, accrued dividends of $30,588 equate to 764,688 common shares issuable.
Series A preferred stock can, at the option of the holder, be converted into fully paid shares of common stock. The number of shares of common stock into which shares of Series A preferred may be converted shall be obtained by multiplying the number of shares of Series A preferred to be converted by the Original Issue Price of $100 and dividing the result by the product of $0.034 (the “Reference Price”) times 1.25, which equates to 50 million common shares should the total number of outstanding preferred shares be converted. After December 31, 2009, the Company can redeem the Series A preferred shares at a price per share equal to the Original Issue Price. The holders of preferred stock have preference in the event of liquidation or dissolution of the Company over the holders of common stock.

The preferred stock was recorded at the Original Issue Price less direct costs incurred. Other factors considered when recording the preferred stock were that the terms of the preferred stock do not contain a mandatory redemption feature or a preferential conversion price at time of issuance.
Additionally, at your request, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the above mentioned filings; that the Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very Truly Yours,
Stephen J. Vukadinovich
Chief Financial Officer,
DPAC Technologies Corp.
Cell: 714-721-6139
FAX: 330-655-9020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark One)

☑	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14843

DPAC TECHNOLOGIES CORP.
(Exact Name of Small Business Issuer as Specified in Its Charter)

CALIFORNIA (State or Other Jurisdiction of Incorporation or Organization)	33-0033759 (IRS Employer Identification No.)

5675 HUDSON INDUSTRIAL PARK, HUDSON, OHIO	44236
(Address of Principal Executive Offices)	(Zip Code)
(800) 553-1170
(Issuer’s Telephone Number, Including Area Code)

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑     NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐     NO ☑
The number of shares of common stock, no par value, outstanding as of [August  _____, 2008] was [                    ].

Explanatory Note
DPAC Technologies Corp. is filing this Amendment No. 1 (the “Amendment”) to its quarterly report on Form 10-Q for the quarterly period ended March 31, 2008, which was originally filed with the Securities and Exchange Commission on May 15, 2008.
This Amendment amends the Principal Executive Officer and Principal Financial Officer Certifications under Item 601(b)(31) of Regulation S-K. No other items of the quarterly report on Form 10-Q for the quarterly period ended March 31, 2008 are affected by this Amendment.
Item 6 — Exhibits. The following documents are filed as part of this Form 10-Q/A, Amendment No. 1:

Exhibit No.	Description

31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a).

31.1	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a).

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DPAC TECHNOLOGIES CORP. (Registrant)

August __, 2008	By:	/s/ STEVEN D. RUNKEL
Date		Steven D. Runkel,
Chief Executive Officer

August __, 2008	By:	/s/ STEPHEN J. VUKADINOVICH
Date		Stephen J. Vukadinovich,
Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description

31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a).

31.1	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a).

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1
CERTIFICATIONS
I, Steven D. Runkel, certify that:
1.	I have reviewed this quarterly report on Form 10-Q/A of DPAC Technologies Corp.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the ~~small business issuer~~ registrant as of, and for, the periods presented in this report;
4.	The ~~small business issuer~~ registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ~~for the small business issuer~~ and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the ~~small business issuer~~ registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
~~(b) [omitted]~~
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the ~~small business issuer~~ registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the ~~small business issuer~~ registrant’s internal control over financial reporting that occurred during the ~~small business issuer~~ registrant’s most recent fiscal quarter (the ~~small business issuer~~ registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the ~~small business issuer~~ registrant’s internal control over financial reporting; and
5.	The ~~small business issuer~~ registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the ~~small business issuer~~ registrant’s auditors and the audit committee of the ~~small business issuer~~ registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ~~small business issuer~~ registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~small business issuer~~ registrant’s internal control over financial reporting.
Date: ~~May 15,~~ August  _____, 2008

/s/ STEVEN D. RUNKEL
Steven D. Runkel
Chief Executive Officer

EXHIBIT 31.2
CERTIFICATIONS
I, Stephen J. Vukadinovich, certify that:
1.	I have reviewed this quarterly report on Form 10-Q/A of DPAC Technologies Corp.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the ~~small business issuer~~ registrant as of, and for, the periods presented in this report;
4.	The ~~small business issuer~~ registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ~~for the small business issuer~~ and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the ~~small business issuer~~ registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
~~(b) [omitted]~~
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the ~~small business issuer~~ registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the ~~small business issuer~~ registrant’s internal control over financial reporting that occurred during the ~~small business issuer~~ registrant’s most recent fiscal quarter (the ~~small business issuer~~ registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the ~~small business issuer~~ registrant’s internal control over financial reporting; and
5.	The ~~small business issuer~~ registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the ~~small business issuer~~ registrant’s auditors and the audit committee of the ~~small business issuer~~ registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ~~small business issuer~~ registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~small business issuer~~ registrant’s internal control over financial reporting.
Date: ~~May 15,~~ August  _____, 2008

/s/ STEPHEN J. VUKADINOVICH
Stephen J. Vukadinovich
Chief Financial Officer

EXHIBIT 32.1
Certification of Chief Executive Officer
pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
I, Steven D. Runkel, Chief Executive Officer of DPAC Technologies Corp. (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge the Quarterly Report of DPAC Technologies Corp. on Form 10-Q/A for the quarterly period ended March 31, 2008 as filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ STEVEN D. RUNKEL
Steven D. Runkel
Chief Executive Officer
August _____, 2008

EXHIBIT 32.2
Certification of Chief Financial Officer
pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
I, Stephen J. Vukadinovich, Chief Financial Officer of DPAC Technologies Corp. (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge the Quarterly Report of DPAC Technologies Corp. on Form 10-Q/A for the quarterly period ended March 31, 2008, as filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ STEPHEN J. VUKADINOVICH
Stephen J. Vukadinovich
Chief Financial Officer
August _____, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM l0-KSB/A
Amendment No. 1
(Mark One)

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 0-14843
DPAC TECHNOLOGIES CORP.
(Exact name of registrant as specified in its charter)

California	33-0033759
( State or other jurisdiction	( I.R.S. Employer Identification No.)
of incorporation or organization)

5675 HUDSON INDUSTRIAL PARK, HUDSON, OHIO	44236
( Address of principal executive offices )	( Zip Code )
Registrant’s telephone number, including area code: (800) 553-1170
Securities registered pursuant to Section 12(b) of the Exchange Act:
None
Securities registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, without par value
Check whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: YES ☑ NO ☐
Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form l0-KSB or any amendment to this Form 10-KSB ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
YES ☐ NO ☑
The issuer’s revenues for the year ended December 31, 2007 were $12,125,349
The aggregate market value of the registrant’s Common Stock, no par value, held by non-affiliates of the registrant on [August  _____, 2008] based on a closing price of $0.0_____  for the Common Stock of the Company was $[                    ].
The number of shares of registrant’s Common Stock outstanding at August  _____, 2008 was [                    ] shares.
Documents Incorporated By Reference — None.
Transitional Small Business Disclosure Format YES ☐ NO ☑

Explanatory Note
DPAC Technologies Corp. is filing this Amendment No. 1 (the “Amendment”) to its annual report on Form 10-KSB for the year ended December 31, 2007, which was originally filed with the Securities and Exchange Commission on March 31, 2008.
This Amendment amends Item 8A of the Form 10-KSB with respect to Management’s Report on Internal Control Over Financial Reporting and the Principal Executive Officer and Principal Financial Officer Certifications under Item 601(b)(31) of Regulation S-B. No other items of the annual report on Form 10-KSB for the year ended December 31, 2007 are affected by this Amendment.
ITEM 8A: CONTROLS AND PROCEDURES
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ending December 31, 2007 covered by this Annual Report on Form 10-KSB. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2

Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, ~~is in the process of conducting~~ has conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ~~While significant progress has been made, management has not been able to complete its evaluation against this framework. As this evaluation is not yet complete, management~~ Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was ~~not~~ effective as of December 31, ~~2007 under the criteria set forth in the in Internal Control—Integrated Framework. No material weaknesses have been uncovered from the work completed to date~~ 2007. Management has discovered no material weaknesses in the Company’s internal control over financial reporting.
The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 5 provides the professional standards and related performance guidance for auditors to reports on management’s assessment of the effectiveness of internal controls over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Section 404 and Auditing Standard No. 5 are newly effective, some of the judgments will be in areas that may be open to interpretation.
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within DPAC have been detected.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
ITEM 13: EXHIBITS The following documents are filed as part of this Form 10-KSB, Amendment No. 1:
24.1	Power of Attorney (contained on the signature page to this report).

31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August __, 2008	DPAC TECHNOLOGIES CORP.
	By:	/s/ Steven D. Runkel
Steven D. Runkel
Chief Executive Officer Director

	By:	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich
Chief Financial Officer & Secretary (Principal Financial and Accounting Officer)

4

POWER OF ATTORNEY
The undersigned hereby constitutes and appoints Steven D. Runkel and Stephen J. Vukadinovich, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign the report on Form 10-KSB/A and any or all amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof in any and all capacities.
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Creighton K. Early	August _____, 2008
Creighton K. Early
Chairman of the Board

/s/ Steven D. Runkel	August _____, 2008
Steven D. Runkel
Chief Executive Officer, Director
(Principal Executive Officer)

/s/ William Roberts	August _____, 2008
William Roberts, Director

/s/ Samuel W. Tishler	August _____, 2008
Samuel W. Tishler, Director

/s/ Mark Chapman	August _____, 2008
Mark Chapman, Director

/s/ Dennis R. Leibel	August _____, 2008
Dennis R. Leibel, Director

/s/ Jim Bole	August _____, 2008
Jim Bole, Director

/s/ Stephen J. Vukadinovich	August _____, 2008
Stephen J. Vukadinovich
Chief Financial Officer & Secretary
(Principal Financial and Accounting Officer)

5

Exhibit 31.1
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Steven D. Runkel, certify that:
1.	I have reviewed this annual report on Form 10-KSB/A of DPAC Technologies Corp. for the fiscal year ended December 31, 2007;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
~~c~~d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~March 31,~~ August __, 2008	/s/ Steven D. Runkel
Steven D. Runkel
Chief Executive Officer

Exhibit 31.2
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Stephen J. Vukadinovich, certify that:
1.	I have reviewed this annual report on Form 10-KSB/A of DPAC Technologies Corp. for the fiscal year ended December 31, 2007;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
~~c~~d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~March 31,~~ August __, 2008	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich
Chief Financial Officer, and Secretary

Exhibit 32.1
Certification of CEO Pursuant to
18 U.S.C Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
I, Steven D. Runkel, Chief Executive Officer of DPAC Technologies Corp. (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1)	the Annual Report of the Company on Form 10-KSB/A for the period ended December 31, 2007, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August __, 2008	/s/ Steven D. Runkel
Steven D. Runkel
Chief Executive Officer

Exhibit 32.2
Certification of CFO Pursuant to
18 U.S.C Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
I, Stephen J. Vukadinovich, Chief Financial Officer of DPAC Technologies Corp. (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1)	the Annual Report of the Company on Form 10-KSB/A for the period ended December 31, 2007, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August __, 2008	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich
Chief Financial Officer